UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

CONTENTS

Appointment of Chief Executive Officer and New Board Member

On March 12, 2026, Freightos Limited (“Freightos” or the “Company”) announced that it has appointed Pablo Pinillos to serve as its Chief Executive Officer, effective March 16, 2026, in addition to serving as its Chief Financial Officer. In addition, the Board of Directors (the “Board”) has appointed Mr. Pinillos as a member of the Board.

Mr. Pinillos joined Freightos on March 1, 2025, and was appointed its Interim Chief Executive Officer effective January 31, 2026. Prior to joining Freightos, Mr. Pinillos served as the chief financial officer of Coincover, a pioneering blockchain protection company, beginning in October 2023. He previously served as the chief financial officer of Bitrise, a leading platform for mobile app development automation, from July 2021 until September 2023. Before that, he served in various positions of increasing responsibility from 2007-2021, including as VP Strategic Growth & Business Transformation, at Qlik, a leading provider of end-to-end, real-time data integration and analytics solutions that help organisations access and transform all their data. He holds a Bachelors of Business Administration from Universidad Complutense de Madrid.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press release, dated March 12, 2026, issued by Freightos Limited announcing appointment of Pablo Pinillos as its Chief Executive Officer

Incorporation by Reference

The information in this Report of Foreign Private Issuer on Form 6-K (excluding the contents of Exhibit 99.1) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: March 12, 2026
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel